SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PW Eucalyptus Fund, L.L.C.
(Name of Issuer)

PW Eucalyptus Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
PaineWebber Incorporated
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

November 13, 2000
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $75,000,000(a)	Amount of Filing Fee: $15,000(b)

          (a)          Calculated as the aggregate maximum purchase price for limited liability company interests.
          (b)          Calculated at 1/50th of 1% of the Transaction Valuation.
         [  ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:
          Form or Registration No.:
          Filing Party:
          Date Filed:

          [  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [  ] third-party tender offer subject to Rule 14d-1.

          [x] issuer tender offer subject to Rule 13e-4.

          [  ] going-private transaction subject to Rule 13e-3.

          [  ] amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1.     Summary Term Sheet.

          As we said we would in your Fund's offering documents, we will buy your limited liability company interests in the Fund (the "Interests") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on December 12, 2000. Estimated net asset value will be calculated for this purpose on December 31, 2000.

          To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2000, which we expect will be completed in February 2001. If you tender your entire interest in the Fund, we will pay you in cash by January 10, 2001, 95% of our calculation of the estimated net asset value as of December 31, 2000. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Fund's Administrator, PFPC Inc. If you tender part of your interest, leaving a remainder at least equal to $125,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), we will pay all your proceeds in cash by January 10th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

          Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on December 12, 2000. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your interests by midnight, December 12, 2000, you may still withdraw your Interests at any time after January 10, 2001, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation to the Fund's manager for managing the Fund's assets. If you tender less than all your Interests and you have not been an investor for twelve complete calendar months, the incentive allocation will be paid only in respect of the Interests you tender.

          If you would like us to purchase your Interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), attached to this document as Exhibit C, to PW Eucalyptus Fund, L.L.C., c/o PFPC Inc. at P.O. Box 857, Claymont, Delaware 19703, or fax it to PFPC Inc. at (302) 791-2241 or (302) 791-2386, so that it is received before midnight, December 12, 2000. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original page does not have to be received before midnight, December 12, 2000). Of course, the value of your Interests is likely to change between October 31st (the last time estimated net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently. If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC Inc., at (877) 431-1973 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, December 12, 2000. Also realize that although the tender offer expires on December 12, 2000, you remain an investor in the Fund until December 31, 2000, when the estimated net asset value of your Interests is calculated.

          If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC.

ITEM 2.     Issuer Information.

                    (a)     The name of the issuer is PW Eucalyptus Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000.

                    (b)     The title of the securities that are the subject of the offer to purchase ("Offer to Purchase" and the tender offer made thereby, the "Offer") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by investors to the Fund pursuant to the Offer to Purchase.) As of the close of business on November 1, 2000, there were approximately $376,975,000 outstanding in capital of the Fund held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $75,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on December 12, 2000, subject to any extension of the Offer to Purchase.

                    (c)     Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of September 8, 1999 (the "L.L.C. Agreement").

ITEM 3.     Identity and Background of Filing Person.

                    (a)     The name of the filing person is PW Eucalyptus Fund, L.L.C. The Fund's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The manager of the Fund is PW Eucalyptus Management, L.L.C. (the "Manager"). The principal executive office of the Manager is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The managing member of the Manager is PW Fund Advisor, L.L.C. (the "Managing Member"). The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o PaineWebber Incorporated, attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 4.     Terms of this Tender Offer.

                    (a) (1) (i)     Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $75,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on December 12, 2000, subject to any extension of the Offer to Purchase.

                               (ii)     The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on December 31, 2000, if the Offer to Purchase expires on the expected expiration date of December 12, 2000. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

                                                              For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of December 31, 2000, payable by January 10, 2001 (the “95% Cash Payment”) and (2) a promissory note (the “Note”), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the expiration date, determined as of December 31, 2000, based on the audited financial statements of the Fund for calendar year 2000, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth in the Letter of Transmittal, attached hereto as Exhibit C, will be prepared within ten days after the Fund’s estimated net asset value is calculated and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Fund for calendar year 2000, or on such earlier date as the Fund’s Directors may determine. It is anticipated that the audit of the Fund’s financial statements for calendar year 2000 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund.

                                                              Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of December 31, 2000, payable by January 10, 2001 (the “100% Cash Payment”).

                                                              A copy of: (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; (iv) a form of Notice of Withdrawal of Tender; and (v) forms of Letters to Investors in connection with acceptances of offers of tender are attached hereto as Exhibits A, B, C, D and E, respectively.

                               (iii)     The scheduled expiration date is 12:00 midnight, New York time, Tuesday, December 12, 2000.

                               (iv)     Not applicable.

                               (v)     The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

                               (vi)     Interests may be withdrawn at any time before 12:00 midnight, New York time, Tuesday December 12, 2000 and, if Interests have not then been accepted by the Fund, at any time after January 10, 2001.

                               (vii)     Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to PFPC Inc. (“PFPC”), to the attention of Chryssa Kasparian, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Chryssa Kasparian, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the expiration date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter.

                                    Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before on the expiration date and, if Interests have not then been accepted by the Fund, at any time after January 10, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the expiration date by following the procedures described above.

                                    If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                               (viii)     For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest.

                               (ix)     If more than $75,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the expiration date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                               (x)     The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                               (xi)     Not applicable.

                               (xii)     An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering investor has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Interest at the time the gain or loss is recognized. However, a tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” exceeds the investor’s basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor’s adjusted tax basis in its Interest.

                                    Pursuant to the authority granted to it under the L.L.C. Agreement, the Manager intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                     (a)(2)    Not applicable.

                     (b)      The Manager does not intend to tender any Interests in the Offer, other than capital in excess of its original contribution, which currently is approximately $1,273,000 and which the Manager reserves the right to tender.

ITEM 5.     Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer's Securities.

                    The Fund's Confidential Memorandum dated September 1999, as supplemented (the "Confidential Memorandum"), and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Fund's Directors have the discretion to determine whether the Fund will purchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager expects that generally, beginning in December 2000, it will recommend to the Directors that the Fund purchase Interests from investors twice each year, in June and December. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Manager, Managing Member or Directors of the Fund or any person controlling the Fund or controlling the Manager or Directors of the Fund; and (ii) any person, with respect to Interests. However, the L.L.C. Agreement provides that the Fund shall be dissolved if the interest of any investor that has submitted a written request, in accordance with the terms of the L.L.C. Agreement, to tender its entire interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.     Purposes of This Tender Offer and Plans or Proposals of the Issuer or
                   Affiliate.

                     (a)     The purpose of the Offer to Purchase is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the L.L.C. Agreement.

                     (b)     Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

                     (c)     Neither the Fund nor the Manager nor the Directors have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests in the Fund (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund, other than as described in the Confidential Memorandum; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Manager or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Manager; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the L.L.C. Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

ITEM 7.     Source and Amount of Funds or Other Consideration.

                     (a)     The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $75,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

                     (b)     Neither the Fund nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

ITEM 8.     Interest in Securities of the Issuer.

                     (a)      Based on October 31, 2000 estimated values, the Manager beneficially owns $2,323,000 of the Interests.

                     (b)     During the past 60 business days, the only transactions involving the Interests that were effected by the Fund, the Manager of the Fund, the Directors or any person controlling the Fund or controlling the Manager or any Directors of the Fund were the aggregate subscriptions of $2,282,575 in Interests from existing investors.

ITEM 9.     Persons/Assets Retained, Employed, Compensated or Used.

                    No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10.     Financial Statements.

                     (a)(1)     Reference is hereby made to the audited financial statements which are being furnished herewith and are incorporated herein by reference.

                     (2)     Also included and incorporated herein are the unaudited financial statements of the Fund for the six-month period ended June 30, 2000, which the Fund has prepared and furnished to the investors pursuant to Rule 30d-l under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act. The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                     (3)     Not Applicable.

                     (4)     The Fund does not have shares, and consequently does not have book value per share information.

                     (b)     The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.     Additional Information.

                     (a) (1) None.

                     (2)     None.

                     (3)     Not Applicable.

                     (4)     None.

                     (5)     None.

                     (b)     None.

ITEM 12.     Exhibits.

                     A.      Cover Letter to Offer to Purchase and Letter of Transmittal.

                     B.     Offer to Purchase (with financial statements enclosed).

                     C.     Form of Letter of Transmittal.

                     D.     Form of Notice of Withdrawal of Tender.

E.	Forms of Letters dated January 10, 2001 from the Fund to Investors in connection with acceptance of offers of tender.

SIGNATURE

                    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PW EUCALYPTUS FUND, L.L.C. By: PW Fund Advisor, L.L.C. Managing Member By: /s/ Daniel Archetti Name: Daniel Archetti Title: Authorized Signatory

November 10, 2000

EXHIBIT INDEX

Exhibit

A          Cover Letter to Offer to Purchase and Letter of Transmittal.

B          Offer to Purchase (with financial statements enclosed).

C          Form of Letter of Transmittal.

D          Form of Notice of Withdrawal of Tender.

E          Forms of Letters dated January 10, 2001 from the Fund to
             Investors in connection with acceptance of offers of tender.

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

November 13, 2000

Dear PW Eucalyptus Fund, L.L.C. Investor:

          We are writing to inform you of important dates related to the tender offer by PW Eucalyptus Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

           The tender offer period will begin on November 13, 2000 and end on December 12, 2000. The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

           Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) in the enclosed postage-paid envelope no later than December 12, 2000. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

           All requests to tender Fund interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 12, 2000. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling the number below.

           If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Chryssa Kasparian at our Administrator, (877) 431-1973.

Sincerely,

PW Eucalyptus Fund, L.L.C.

Exhibit B

Offer to Purchase
(with financial statements enclosed)

PW EUCALYPTUS FUND, L.L.C.
1285 Avenue of the Americas
New York, New York 10019

OFFER TO PURCHASE $75,000,000 OF OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED NOVEMBER 13, 2000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON TUESDAY, DECEMBER 12, 2000,
UNLESS THE OFFER IS EXTENDED

To the Investors of
PW Eucalyptus Fund, L.L.C.:

          PW Eucalyptus Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $75,000,000 of interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2000, if the Offer expires on December 12, 2000. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of September 8, 1999 (the "L.L.C. Agreement").

          Investors should realize that the value of the Interests tendered in this Offer likely will change between October 31st (the last time net asset value was calculated) and November 30th (the next time net asset value will be calculated) and December 31st, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on December 12, 2000, they remain investors in the Fund until December 31, 2000, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and send or deliver it to the Fund in the manner set forth below.

IMPORTANT

          Neither the Fund nor the Manager nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

          Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

           This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

           Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

PW Eucalyptus Fund, L.L.C. c/o PFPC Inc. P.O. Box 857 Claymont, Delaware 19703 Phone: (877) 431-1973 Fax: (302) 791-2241 (302) 791-2386

1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	6
3.	Amount of Tender	6
4.	Procedure for Tenders	7
5.	Withdrawal Rights	8
6.	Purchases and Payment	8
7.	Certain Conditions of the Offer	9
8.	Certain Information About the Fund	10
9.	Certain Federal Income Tax Consequences	11
10.	Miscellaneous Financial Statements (enclosed)	12

Summary Term Sheet

•

As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on December 12, 2000. Estimated net asset value will be calculated for this purpose on December 31, 2000.

•

To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2000, which we expect will be completed in February 2001. If you tender your entire interest in the Fund, we will pay you in cash by January 10, 2001, 95% of our calculation of the estimated net asset value as of December 31, 2000. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Fund's Administrator, PFPC Inc. If you tender part of your interest, leaving a remainder at least equal to $125,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), we will pay all your proceeds in cash by January 10th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

•

Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on December 12, 2000. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your interests by midnight, December 12, 2000, you may still withdraw your Interests at any time after January 10, 2001, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation to the Fund's manager for managing the Fund's assets. If you tender less than all your Interests and you have not been an investor for twelve complete calendar months, the incentive allocation will be paid only in respect of the Interests you tender.

•

If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC Inc. at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, December 12, 2000. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original page does not have to be received before midnight, December 12, 2000). Of course, the value of your Interests is likely to change between October 31st (the last time estimated net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•

If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC Inc., at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•

Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, December 12, 2000. Also realize that although the tender offer expires on December 12, 2000, you remain an investor in the Fund until December 31, 2000, when the estimated net asset value of your Interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                              1.     Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated September 1999, as supplemented (the "Confidential Memorandum") and the L.L.C. Agreement. The Confidential Memorandum and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will purchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that PW Eucalyptus Management, L.L.C., the manager of the Fund (the "Manager"), expects that generally, beginning in December 2000, it will recommend to the Directors that the Fund purchase Interests from investors twice each year, in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.L.C. Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year, but the Fund is not required to make any such offer.

                               The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                                    Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

                              2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $75,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Tuesday, December 12, 2000 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on November 1, 2000, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $250,000 made as of November 22, 1999 and the first day of the months following thereafter was:

Month Contribution Made November 1999 December 1999 January 2000 February 2000 March 2000 April 2000*	Unaudited Estimated Net Asset Value as of November 1, 2000 CONFIDENTIAL PORTION - THIS INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC.

*The Fund is closed to new investors.

                                    As of the close of business on November 1, 2000, there were approximately $376,975,000 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting PFPC Inc. ("PFPC"), at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Interests tendered by the investors likely will change between October 31st (the last time net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

                                    3.      Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, an investor who tenders for repurchase only a portion of such investor's Interest shall be required to maintain a capital account balance equal to $125,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the investor and credited to the capital account of the Manager on the Expiration Date (the "Incentive Allocation"). If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

                                    If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $75,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $75,000,000 of Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Manager does not intend to tender any Interests in the Offer, other than capital in excess of its original contribution, which currently is approximately $1,273,000 and which the Manager reserves the right to tender.

                                    4.     Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Chryssa Kasparian, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Chryssa Kasparian, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                                    Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Manager nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

                                    5.     Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its Interest at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after January 10, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

                                    6.     Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on December 31, 2000, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Incentive Allocation, have been made.

                                    For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of December 31, 2000, payable by January 10, 2001 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted by the Fund as of the Expiration Date, determined as of December 31, 2000, based on the audited financial statements of the Fund for calendar year 2000, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth below, will be prepared within ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within ten days after completion of the audit of the financial statements of the Fund for calendar year 2000, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for calendar year 2000 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund.

                                    Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of December 31, 2000, payable by January 10, 2001 (the "100% Cash Payment").

                                    Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering investor's brokerage account with PaineWebber Incorporated ("PaineWebber") if such investor has a PaineWebber account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

                                    The Note will be held for each investor by the Fund's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at PaineWebber if such investor has a PaineWebber account, and will be subject upon withdrawal from such account to any fees that PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account.

                                    The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $75,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

                                    7.     Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

                                    The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

                                    8.     Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o PaineWebber Incorporated, attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

                                    The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Manager or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Manager; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person.

                                    During the past 60 business days, the only transactions involving the Interests that were effected by the Fund, the Manager of the Fund, the Directors or any person controlling the Fund or controlling the Manager or any Directors of the Fund were the aggregate subscriptions of $2,282,575 in Interests from existing investors.

                                    Based on October 31, 2000 estimated values, the Manager beneficially owns $2,323,000 of the Interests. The Manager is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the L.L.C. Agreement and described in the Confidential Memorandum. If an investor, who has not been an investor for twelve complete calendar months, tenders less than all its Interests, the incentive allocation will be paid only in respect of the Interests the investor tenders.

                                    9.     Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                                    An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering investor has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized. However, a tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor's adjusted tax basis in its Interest.

                                    Pursuant to the authority granted to it under the L.L.C. Agreement, the Manager intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                                    10.     Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

                                    The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     PW EUCALYPTUS FUND LLC

                                     Filing Type:  N-30D
                                     Description:  Annual or Semi-Annual Report
                                     Filing Date:  MAR 8, 2000
                                     Period End:   DEC 31, 1999

                                    Primary Exchange:  N/A
                                              Ticker:  N/A

             TO JUMP TO A SECTION, DOUBLE-CLICK ON THE SECTION NAME.

                                    N-30D

PW EUCALYPTUS FUND, L.L.C.
Financial Statements
with Report of Independent Auditors

Period from November 22, 1999
(commencement of operations)
through December 31, 1999

PW EUCALYPTUS FUND, L.L.C.
Financial Statements
with Report of Independent Auditors

Period from November 22, 1999
(commencement of operations)
through December 31, 1999

Contents

Report of Independent Auditors

Statement of Assets, Liabilities and Members' Capital

Statement of Operations

Statement of Changes in Members' Capital - Net Assets

Schedule of Portfolio Investments

Notes to Financial Statements	1 2 3 4 5 8

Report of Independent Auditors

To the Members of PW Eucalyptus Fund, L.L.C.

We have audited the accompanying statement of assets, liabilities and members’ capital of PW Eucalyptus Fund, L.L.C., including the schedule of portfolio investments, as of December 31, 1999, and the related statements of operations and changes in members’ capital - net assets for the period from November 22, 1999 (commencement of operations) to December 31, 1999. These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PW Eucalyptus Fund, L.L.C. at December 31, 1999, and the results of its operations and changes in its members’ capital - net assets for the period from November 22, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/S/ERNST & YOUNG LLP

New York, New York
February 25, 2000

                           PW Eucalyptus Fund, L.L.C.
              Statement of Assets, Liabilities and Members' Capital
--------------------------------------------------------------------------------
                                                              December 31, 1999
--------------------------------------------------------------------------------

ASSETS

Investments in securities, at value (Cost $38,347,320)            $  42,864,280
Cash and cash equivalents                                             7,472,755
Receivables:
  Due from broker                                                     2,171,733
  Interest                                                               63,909
--------------------------------------------------------------------------------

Total Assets                                                         52,572,677
--------------------------------------------------------------------------------

LIABILITIES

Securities sold, not yet purchased, at value
   (Proceeds of sales $2,170,537)                                     2,386,795
Payables:
  Investments purchased, not settled                                 10,083,599
  Management fee                                                         40,821
  Professional fees                                                      35,000
  Miscellaneous                                                           6,995
--------------------------------------------------------------------------------

Total Liabilities                                                    12,553,210
--------------------------------------------------------------------------------

Net Assets                                                        $  40,019,467
--------------------------------------------------------------------------------

MEMBERS' CAPITAL - NET ASSETS

Represented by:
Capital contributions                                             $  36,164,785
Accumulated net investment loss                                        (217,452)
Accumulated net realized loss from investments                         (228,568)
Accumulated net unrealized appreciation from investments              4,300,702
--------------------------------------------------------------------------------

Total Members' Capital - Net Assets                               $  40,019,467
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                     PW Eucalyptus Fund, L.L.C.
                                                        Statement of Operations
--------------------------------------------------------------------------------

                                                  Period from November 22, 1999
                         (commencement of operations) through December 31, 1999
--------------------------------------------------------------------------------

INVESTMENT INCOME

Interest                                                               $ 93,258
--------------------------------------------------------------------------------

Total Investment Income                                                  93,258
--------------------------------------------------------------------------------

EXPENSES

Organizational costs                                                    219,432
Management fee                                                           45,800
Professional fees                                                        35,000
Administration fee                                                        5,232
Miscellaneous                                                             5,001
--------------------------------------------------------------------------------

Total Operating Expenses                                                310,465

Interest expense                                                            245
--------------------------------------------------------------------------------

Total Expenses                                                          310,710
--------------------------------------------------------------------------------

Net Investment Loss                                                    (217,452)
--------------------------------------------------------------------------------

REALIZED AND UNREALIZED GAIN (LOSS)FROM INVESTMENTS

Net realized loss from investments                                     (228,568)
Change in net unrealized appreciation from investments                4,300,702
--------------------------------------------------------------------------------

Net Realized and Unrealized Gain from Investments                     4,072,134
--------------------------------------------------------------------------------

INCREASE IN MEMBERS' CAPITAL DERIVED FROM OPERATIONS               $  3,854,682
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                     PW Eucalyptus Fund, L.L.C.
                          Statement of Changes in Members' Capital - Net Assets
--------------------------------------------------------------------------------

                                 Period from November 22, 1999 (commencement of
                                          operations) through December 31, 1999
--------------------------------------------------------------------------------

FROM INVESTMENT ACTIVITIES

Net investment loss                                                $  (217,452)
Net realized loss from investments                                    (228,568)
Change in net unrealized appreciation from investments               4,300,702
--------------------------------------------------------------------------------

Net Increase in Members' Capital
   Derived from Operations                                            3,854,682
--------------------------------------------------------------------------------

MEMBERS' CAPITAL TRANSACTIONS

Proceeds from Member subscriptions                                   35,114,785

Proceeds from Manager subscriptions                                   1,050,000
--------------------------------------------------------------------------------

Increase in Members' Capital Derived
   from Capital Transactions                                         36,164,785
--------------------------------------------------------------------------------

MEMBERS' CAPITAL AT BEGINNING OF PERIOD                                       -
--------------------------------------------------------------------------------

MEMBERS' CAPITAL AT END OF PERIOD                                 $  40,019,467
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                     PW Eucalyptus Fund, L.L.C.
                                              Schedule of Portfolio Investments
--------------------------------------------------------------------------------

                                                               December 31, 1999
                                                            Market Value Shares
--------------------------------------------------------------------------------

COMMON STOCKS - 107.11%
AGRICULTURAL BIOTECHNOLOGY - 4.43%
50,000    Monsanto Company                                        $   1,771,899
                                                                  -------------
ELECTRONIC COMPONENTS - SEMICONDUCTORS - 3.34%
20,000    Caliper Technologies Corp. *                                1,335,000
                                                                  -------------
DRUG DELIVERY SYSTEMS - 3.46%
40,000    ALZA Corp. *                                                1,385,000
                                                                  -------------
MEDICAL - BIOMEDICAL/GENETICS - 21.10%
 7,000    Affymetrix, Inc. *                                          1,187,816
 1,200    Ares-Serono Group S.A. - (Switzerland) **                   2,548,885
22,500    Aviron *                                                      355,793
28,200    Bio-Technology General Corp. *                                430,050
70,000    Cell Genesys, Inc. *                                          896,910
32,000    Chiron Corporation *                                        1,356,000
15,000    Enzon, Inc. *                                                 650,625
17,000    Incyte Pharmaceuticals, Inc. *                              1,020,000
                                                                  -------------
                                                                      8,446,079
                                                                  -------------
MEDICAL DRUGS - 58.12%
 25,000    Altana AG - (Germany) **                                   1,641,275
 32,000    American Home Products Corp.                               1,256,000
 90,000    Banyu Pharmaceutical Co., Ltd. - (Japan) **                1,393,679
 30,000    Biochem Pharma, Inc. *                                       652,500
 70,000    Eisai Co., Ltd. - (Japan) **                               1,343,852
 28,000    Forest Laboratories, Inc. - Class A *, (a)                 1,720,264
 55,000    Fujisawa Pharmaceutical Co., Ltd. - (Japan) **             1,332,617
104,000    Geltex Pharmaceuticals, Inc. *                             1,332,552
 32,000    Genzyme Corporation *                                      1,440,000
 16,000    Lilly (Eli) & Co. (a)                                      1,064,000
 69,100    Pharmacopeia, Inc. *                                       1,563,388

   The accompanying notes are an integral part of these financial statements.

                                                     PW Eucalyptus Fund, L.L.C.
                                              Schedule of Portfolio Investments
--------------------------------------------------------------------------------

                                                              December 31, 1999
                                                            Market Value Shares
--------------------------------------------------------------------------------

COMMON STOCKS
MEDICAL DRUGS (CONTINUED)
    200    Roche Holding AG - Genusss - (Switzerland)**           $   2,361,467
 60,000    Sanofi - Synthelabo S.A. - (France) *, **                  2,486,118
100,000    Shionogi & Co., Ltd. - (Japan) **                          1,212,447
 25,000    Takeda Chemical Industries, Ltd. - (Japan) **              1,233,452
 35,000    Vertex Pharmaceuticals, Inc. *                             1,225,000
                                                                   ------------
                                                                     23,258,611
                                                                   ------------
THERAPEUTICS - 16.66%
 6,000    Abgenix, Inc. *                                               795,000
32,600    Coulter Pharmaceutical, Inc. *                                739,629
24,000    Gilead Sciences, Inc. *                                     1,299,000
42,500    Ilex Onocology, Inc. *                                      1,025,312
40,000    SangStat Medical Corp. *                                    1,190,000
50,000    Tularik, Inc. *                                             1,618,750
                                                                  -------------
                                                                      6,667,691
                                                                  -------------
    TOTAL COMMON STOCKS (Cost $ 38,347,320)                       $  42,864,280
                                                                  -------------

SECURITIES SOLD, NOT YET PURCHASED - (5.96%)
MEDICAL-BIOMEDICAL/GENETICS-(0.93%)

[Confidential Portion - Financials have been omitted and filed separately]

MEDICAL DRUGS - (1.29%)
[Confidential Portion - Financials have been omitted and filed separately]

MEDICAL INSTRUMENTS - (0.08%)
[Confidential Portion - Financials have been omitted and filed separately]

The accompanying notes are an integral part of these financial statements.

                                                     PW Eucalyptus Fund, L.L.C.
                                              Schedule of Portfolio Investments
--------------------------------------------------------------------------------

                                                              December 31, 1999
                                                            Market Value Shares
--------------------------------------------------------------------------------

SECURITIES SOLD, NOT YET PURCHASED - (continued)
THERAPEUTICS - (3.67%)
[Confidential Portion - Financials have been omitted and filed separately]
                                                                  -------------
                                                                    (1,467,490)
                                                                  -------------
   TOTAL SECURITIES SOLD,
   NOT YET PURCHASED  (Proceeds $ 2,170,537)                        (2,386,795)
                                                                  -------------

   LIABILITIES IN EXCESS OF OTHER ASSETS,
    EXCLUDING SECURITIES SOLD, NOT
       YET PURCHASED - (1.14%)                                       (458,018)
                                                                  -------------

NET ASSETS - 100.00%                                              $ 40,019,467
                                                                  =============
(a)	Partially or wholly held ($2,354,198) in a pledged account by the Custodian as collateral for securities sold, not yet purchased.
*	Non-income producing security.
**	Foreign Security Market value quoted in U.S. dollars at prevailing exchange rates.

        The accompanying notes are an integral part of these financial statements.

1.	Organization

PW Eucalyptus Fund, L.L.C. (the “Fund”) was organized as a limited liability company under the laws of Delaware on August 26, 1999. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified management investment company. The Fund’s investment objective is to seek long term capital appreciation. The Fund pursues its investment objective by investing primarily in equity and equity related securities of health sciences companies worldwide, with an emphasis on companies in the biotechnology and pharmaceuticals sectors. The Fund also may invest in securities of both established and emerging companies, the securities of which may be denominated in foreign currencies. Operations of the Fund commenced on November 22, 1999.

The Manager of the Fund is PW Eucalyptus Management, L.L.C. (the “Manager”), a Delaware limited liability company. The Manager’s capital account balance at December 31, 1999 was $1,161,981. The Manager is a joint venture between PW Fund Advisor, L.L.C. (“PWFA”) and OrbiMed Advisors L.L.C. (“OrbiMed”). PWFA is the managing member of the Manager and is an indirect, wholly-owned subsidiary of Paine Webber Group Inc. and is registered as an investment advisor under the Investment Advisers Act of 1940, as amended. Investment professionals employed by OrbiMed will manage the Fund’s investment portfolio on behalf of the Manager under the supervision of PWFA’s personnel. OrbiMed is also registered as an investment advisor under the Investment Advisors Act of 1940, as amended.

The Fund’s Manager, to the fullest extent permitted by applicable law, has irrevocably delegated to a group of individuals (“Directors”) its rights and powers to manage and control the business affairs of the Fund, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Directors have engaged the Manager to provide investment advice to, and day-to-day management of, the Fund.

Initial and additional subscriptions for interests by eligible investors may be accepted at such times as the Manager may determine and will generally be accepted monthly. The Fund reserves the right to reject any subscription for interests in the Fund. The Fund from time to time may offer to repurchase interests pursuant to written tenders to Members. These repurchases will be made at such times and on such terms as may be determined by the Directors, in their complete and exclusive discretion. The Manager expects that generally, beginning in December 2000, it will recommend to the Directors that the Fund offer to repurchase interests from Members twice each year, in June and December. Member’s interests in the Fund can only be transferred or assigned with the approval of the Manager.

2.	Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Manager to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Manager believes that the estimates utilized in preparing the Fund’s financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Securities transactions, including related revenue and expenses, are recorded on a trade-date basis and dividends are recorded on an ex-dividend date basis. Interest income is recorded on the accrual basis. Realized gains and losses from security and foreign currency transactions are calculated on the identified cost basis.

Cash and cash equivalents consist of monies invested in money market funds and are accounted for at cost plus accrued interest as reported by the money market funds.

a. Portfolio Valuation

Net asset value of the Fund will be determined as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors.

Domestic exchange traded securities and NASDAQ listed equity securities will be valued at their last composite sales prices as reported on the exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities sold short, as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sales prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities sold short, as reported by such exchange. Listed options will be valued using last sales prices as reported by the exchange with the highest reported daily volume for such options or, in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities sold short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Directors.

Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Directors will periodically monitor the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Directors to represent fair value.

All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close.

On occasion, the values of such securities and exchange rates may be affected by events occurring between the time which determination of such values or exchange rates are made and the time that the net asset value of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Directors.

Foreign-denominated assets may involve more risks than domestic transactions, including currency risk, political and economic risk, regulatory risk, and market risk. Risks may arise from the potential inability of a counterparty to meet the terms of a contract and from unanticipated movements in the value of foreign currencies relative to the U.S. dollar.

The Fund does not isolate the portion of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of foreign securities held. Such fluctuations are included in net realized and unrealized gain or loss from investments. Net realized exchange gain or loss from foreign currency transactions represent net foreign exchange gain or loss from forward foreign currency contracts, disposition of foreign currencies, currency gain or loss realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income recorded on the Fund’s accounting records and the U.S. dollar equivalent amounts actually received or paid. Net unrealized foreign exchange gain or loss arises from changes in value of assets and liabilities, other than investments in securities, as a result of changes in exchange rates.

b. Fund Expenses

The Fund will bear all expenses incurred in the business of the Fund, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Fund’s account; legal fees; accounting and auditing fees; costs of insurance; registration expenses; certain offering costs and organization costs; and expenses of meetings of Directors and Members.

c. Income Taxes

No provision for the payment of Federal, state or local income taxes has been provided on the profits of the Fund. Each Member is individually required to report on its own tax returns its distributive share of the Fund’s taxable income or loss.

3.	Management Fee, Profit Allocation, Related Party Transactions and Other

PWFA provides certain management and administrative services to the Fund, including, among other things, providing office space and other support services to the Fund. In consideration for such services, the Fund will pay PWFA a monthly management fee at an annual rate of 1.25% of the Fund’s net assets for the month, excluding assets attributable to the Manager’s capital account (the “Fee”). The Fee is debited against the Members’ capital accounts, excluding the Manager. A portion of the fee will be paid by PWFA to an affiliate of OrbiMed Advisors L.L.C.

PaineWebber Incorporated (“PWI”, a wholly-owned subsidiary of Paine Webber Group Inc.) acts as a placement agent for the Fund, without special compensation from the Fund, and will bear its own costs associated with its activities as placement agent. Placement fees, if any, charged on contributions are debited against the contribution amounts to arrive at a net subscription amount.

The Fund may execute portfolio transactions through PWI. During the period ended December 31, 1999, PWI did not earn brokerage commissions from portfolio transactions executed on behalf of the Fund.

The increase (or decrease) in Members’ capital derived from operations (net profit) is initially allocated to the capital accounts of all Members on a pro-rata basis. At the end of the twelve month period following the admission of a Member to the Fund, and generally at the end of each fiscal year thereafter, the Manager is entitled to an incentive allocation (the “Incentive Allocation”) of 20% of the net profits, if any, that would have been credited to the Member’s capital account for such period. The Incentive Allocation will be made only with respect to net profits that exceed any net losses previously charged to the account of such Member who have not been offset by any net profits subsequently credited to the account of the Member. There was no Incentive Allocation recorded in the financial statements for the period ended December 31, 1999, because a twelve month period had not lapsed for any individual Member.

Each Director, who is not an “interested person” of the Fund, as defined by the 1940 Act, receives an annual retainer of $5,000 plus a fee for each meeting attended. Any Director who is an “interested person” does not receive any annual or other fee from the Fund. All Directors are reimbursed by the Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties. In 1999, these expenses were assumed by PWFA on behalf of the Fund.

PFPC Trust Company (an affiliate of PNC Bank, N.A.) serves as custodian of the Fund’s assets and provides custodial services for the Fund. PFPC Trust Company entered into a service agreement whereby PNC Bank, N.A. provides securities clearance functions.

PFPC Inc. (also an affiliate of PNC Bank, N.A.) serves as Administrator and Accounting Agent to the Fund, and in that capacity provides certain accounting, record keeping, tax and investor related services. PFPC Inc. receives a monthly fee primarily based upon aggregate net assets of the Fund.

4.	Securities Transactions

Aggregate purchases and sales of investment securities, for the year ended December 31, 1999, amounted to $41,644,953 and $5,361,803, respectively.

At December 31, 1999, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At December 31, 1999, accumulated net unrealized appreciation on investments was $4,300,702, consisting of $5,879,612 gross unrealized appreciation and $1,578,910 gross unrealized depreciation.

5.	Short-Term Borrowings

The Fund has the ability to trade on margin and, in that connection, borrows funds from brokers and banks for investment purposes. Trading in equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying percentages with respect to transactions in foreign markets. The Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness. The Fund pledges securities as collateral for the margin borrowings, which are maintained in a segregated account held by the Custodian. The Fund had no borrowings outstanding at December 31, 1999.

6.	Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk

In the normal course of business, the Fund may trade various financial instruments and enter into various investment activities with off-balance sheet risk. These financial instruments include forward and futures contracts, options and sales of securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates.

Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of assets, liabilities and members’ capital.

Securities sold short, not yet purchased represents obligations of the Membership to deliver specified securities and thereby creates a liability to purchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Membership’s ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount indicated in the statement of assets, liabilities and members’ capital. The cash due from broker is primarily related to securities sold, not yet purchased; its use is therefore restricted until the securities are purchased.

During the year ended December 31, 1999, the Fund did not trade any forward or futures contracts or options.

7.	Financial Highlights The following represents the ratios to average net assets and other supplemental information for the period indicated:

                                                            PERIOD FROM NOVEMBER 22, 1999
                                                            (COMMENCEMENT OF OPERATIONS) TO
                                                            DECEMBER 31, 1999
                                                            ------------------------------

  Ratio of net investment loss to average net assets              -6.11%*
  Ratio of operating expenses to average net assets                8.74%*
  Ratio of interest expense to average net assets                   .01%*
  Portfolio turnover rate                                         10.94%
  Total return                                                     8.62%**
  Average debt ratio                                                .28%
*	Annualized.

**	Total return assumes a purchase of a member interest in the Fund on the first day and a sale of the Fund interest on the last day of the period noted, after Incentive Allocation to the Manager and does not reflect the deduction of placement fees, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.

8.	Subsequent Events

Effective January 1, 2000 the Fund received additional Member capital contributions of $40,940,637. Effective February 1, 2000, the Fund received additional Member capital contributions of $33,291,430.

9.	Year 2000 (unaudited)

PFPC Inc. experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. PFPC Inc. is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. PFPC Inc. will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the Year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

                                     PW EUCALYPTUS FUND LLC

                                     Filing Type:  N-30D
                                     Description:  Annual or Semi-Annual Report
                                     Filing Date:  Aug 28, 2000
                                     Period End:  Jun 30, 2000

                                    Primary Exchange:  N/A
                                              Ticker:  N/A

             TO JUMP TO A SECTION, DOUBLE-CLICK ON THE SECTION NAME.

                                 N-30D OTHERDOC

Balance Sheet.............................................................1
Income Statement..........................................................1
Table 3...................................................................1
Table 4...................................................................1
Table 5...................................................................1
Table 6...................................................................1
Table 7...................................................................1

Document is copied.
PW EUCALYPTUS FUND, L.L.C.
FINANCIAL STATEMENTS
(UNAUDITED)

SEMI ANNUAL REPORT
FOR THE PERIOD FROM JANUARY 1, 2000
THROUGH JUNE 30, 2000

PW EUCALYPTUS FUND, L.L.C.
FINANCIAL STATEMENTS
(UNAUDITED)

SEMI ANNUAL REPORT
FOR THE PERIOD FROM JANUARY 1, 2000
THROUGH JUNE 30, 2000

CONTENTS

Statement of Assets, Liabilities and Members' Capital Statement of Operations Statements of Changes in Members' Capital - Net Assets Notes to Financial Statements Schedule of Portfolio Investments	1 2 3 4 11

                                                      PW EUCALYPTUS FUND, L.L.C.
                           STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' CAPITAL
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------

                                                                   JUNE 30, 2000

--------------------------------------------------------------------------------

ASSETS

Investments in securities, at value (Cost $263,405,774)         $345,102,984
Receivables:
  Due from broker                                                 17,004,628
  Dividends                                                          197,523
  Reclaims                                                            96,763
  Interest                                                               389
--------------------------------------------------------------------------------

TOTAL ASSETS                                                     362,402,287
--------------------------------------------------------------------------------

LIABILITIES

Cash overdraft                                                        15,285
Securities sold, not yet purchased, at value
   (Proceeds of sales $16,948,243)                                18,403,896
Payables:
  Investments purchased, not settled                               1,916,145
  Margin Loan                                                     24,660,591
  Management fee                                                     261,623
  Professional fees                                                   28,404
  Miscellaneous                                                      196,141
--------------------------------------------------------------------------------

TOTAL LIABILITIES                                                 45,482,085
--------------------------------------------------------------------------------

NET ASSETS                                                      $316,920,202
--------------------------------------------------------------------------------

MEMBERS' CAPITAL - NET ASSETS

Represented by:
Capital contributions                                           $219,520,508
Accumulated net investment loss                                     (831,863)
Accumulated net realized gain from investments                    17,985,996
Accumulated net unrealized appreciation from investments          80,245,561
--------------------------------------------------------------------------------

TOTAL MEMBERS' CAPITAL - NET ASSETS                             $316,920,202
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                      PW EUCALYPTUS FUND, L.L.C.
                                                         STATEMENT OF OPERATIONS
                                                                     (UNAUDITED)
--------------------------------------------------------------------------------

                       FOR THE PERIOD FROM JANUARY 1, 2000 THROUGH JUNE 30, 2000

--------------------------------------------------------------------------------

INVESTMENT INCOME

Dividends                                                        $   704,556
Interest                                                             396,841
--------------------------------------------------------------------------------

TOTAL INVESTMENT INCOME                                            1,101,397
--------------------------------------------------------------------------------

EXPENSES

Management fee                                                     1,253,802
Administration expense                                               154,091
Professional fees                                                     18,894
Miscellaneous                                                         47,523
--------------------------------------------------------------------------------

Total Operating Expenses                                           1,474,310

Interest expense                                                     241,498
--------------------------------------------------------------------------------

TOTAL EXPENSES                                                     1,715,808
--------------------------------------------------------------------------------

NET INVESTMENT LOSS                                                 (614,411)
--------------------------------------------------------------------------------

REALIZED AND UNREALIZED GAIN (LOSS)
             FROM INVESTMENTS

Net realized gain from investments                                18,214,564
Change in net unrealized appreciation from investments            75,944,859
--------------------------------------------------------------------------------

NET REALIZED AND UNREALIZED GAIN FROM INVESTMENTS                 94,159,423
--------------------------------------------------------------------------------

INCREASE IN MEMBERS' CAPITAL DERIVED FROM OPERATIONS             $93,545,012
--------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

                                                      PW EUCALYPTUS FUND, L.L.C.
                          STATEMENTS OF CHANGES IN MEMBERS' CAPITAL - NET ASSETS

--------------------------------------------------------------------------------

                                                                       FOR THE            FOR THE PERIOD FROM
                                                                     PERIOD FROM           NOVEMBER 22, 1999
                                                                   JANUARY 1, 2000          (COMMENCEMENT OF
                                                                  TO JUNE 30, 2000            OPERATIONS) TO
                                                                     (UNAUDITED)           DECEMBER 31, 1999
-------------------------------------------------------------------------------------------------------------

FROM INVESTMENT ACTIVITIES

Net investment loss                                                 $   (614,411)               $  (217,452)
Net realized gain/(loss) from investments                             18,214,564                   (228,568)
Change in net unrealized appreciation from investments                75,944,859                  4,300,702
-----------------------------------------------------------------------------------------------------------

NET INCREASE IN MEMBERS' CAPITAL
            DERIVED FROM OPERATIONS                                   93,545,012                  3,854,682
-----------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL TRANSACTIONS

Proceeds from Member subscriptions                                   183,355,723                 35,114,785

Proceeds from Manager subscriptions                                           --                  1,050,000
-----------------------------------------------------------------------------------------------------------

INCREASE IN MEMBERS' CAPITAL DERIVED
            FROM CAPITAL TRANSACTIONS                                183,355,723                 36,164,785
-----------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL AT BEGINNING OF PERIOD                               40,019,467                         --
-----------------------------------------------------------------------------------------------------------

MEMBERS' CAPITAL AT END OF PERIOD                                   $316,920,202                $40,019,467
-----------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

PW EUCALYPTUS FUND, L.L.C.
NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2000

1.	ORGANIZATION

PW Eucalyptus Fund, L.L.C. (the “Fund”) was organized as a limited liability company under the laws of Delaware on August 26, 1999. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified management investment company. The Fund’s investment objective is to seek long term capital appreciation. The Fund pursues its investment objective by investing primarily in equity and equity related securities of health sciences companies worldwide, with an emphasis on companies in the biotechnology and pharmaceuticals sectors. The Fund also may invest in securities of both established and emerging companies, the securities of which may be denominated in foreign currencies. Operations of the Fund commenced on November 22, 1999.

The Manager of the Fund is PW Eucalyptus Management, L.L.C. (the “Manager”), a Delaware limited liability company. The Manager’s capital account balance at June 30, 2000 was $2,009,432. The Manager is a joint venture between PW Fund Advisor, L.L.C. (“PWFA”) and OrbiMed Advisors Inc. (“OrbiMed”). PWFA is the managing Member of the Manager and is an indirect, wholly owned subsidiary of Paine Webber Group Inc. and is registered as an investment advisor under the Investment Advisers Act of 1940, as amended. Investment professionals employed by OrbiMed will manage the Fund’s investment portfolio on behalf of the Manager under the oversight of PWFA’s personnel. OrbiMed is also registered as an investment advisor under the Investment Advisors Act of 1940, as amended.

The Fund’s Board of Directors, (the “Directors”) has overall responsibility to manage and control the business affairs of the Fund, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Directors have engaged the Manager to provide investment advice to, and day-to-day management of, the Fund.

Initial and additional subscriptions for interests by eligible members may be accepted at such times as the Fund may determine and are generally accepted monthly. The Fund reserves the right to reject any subscription for interests. The Fund from time to time may offer to repurchase interests pursuant to written tenders to Members. These repurchases will be made at such times and on such terms as may be determined by the Directors, in their complete and exclusive discretion. The Manager expects that generally, beginning in December 2000, it will recommend to the Directors that the Fund offer to repurchase interests from Members twice each year, in June and December. Member’s interests in the Fund can only be transferred or assigned with the approval of the Manager.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Manager to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Manager believes that the estimates utilized in preparing the Fund’s financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Securities transactions, including related revenue and expenses, are recorded on a trade-date basis and dividends are recorded on an ex-dividend date basis. Interest income is recorded on the accrual basis. Realized gains and losses from security and foreign currency transactions are calculated on the identified cost basis.
Cash and cash equivalents consist of monies invested in money market funds and are accounted for at cost plus accrued interest as reported by the money market funds.

a. PORTFOLIO VALUATION

Net asset value of the Fund will be determined as of the close of business at the end of any fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Directors.

Domestic exchange traded securities and securities included in the NASDAQ National Market System will be valued at their last composite sales prices as reported on the exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities sold short, as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sales prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities sold short, as reported by such exchange. Listed options will be valued using last sales prices as reported by the exchange with the highest reported daily volume for such options or, in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities sold short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Directors.

Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Directors will periodically monitor the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Directors to represent fair value.

All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close.

On occasion, the values of such securities and exchange rates may be affected by events occurring between the time which determination of such values or exchange rates are made and the time that the net asset value of the Fund is determined. When such events materially affect the values of securities held by the Fund or its liabilities, such securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Directors.

Foreign-denominated assets may involve more risks than domestic transactions, including currency risk, political and economic risk, regulatory risk, and market risk. Risks may arise from the potential inability of a counterparty to meet the terms of a contract and from unanticipated movements in the value of foreign currencies relative to the U.S. dollar.

The Fund does not isolate the portion of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of foreign securities held. Such fluctuations are included in net realized and unrealized gain or loss from investments. Net realized exchange gain or loss from foreign currency transactions represent net foreign exchange gain or loss from forward foreign currency contracts, disposition of foreign currencies, currency gain or loss realized between the trade and settlement dates on security transactions, and the difference between the amount of net investment income recorded on the Fund’s accounting records and the U. S. dollar equivalent amounts actually received or paid. Net unrealized foreign exchange gain or loss arises from changes in value of assets and liabilities, other than investments in securities, as a result of changes in exchange rates.

b. FUND EXPENSES

The Fund will bear all expenses incurred in the business of the Fund, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for the Fund’s account; legal fees; accounting and auditing fees; costs of insurance; registration expenses; certain offering costs and organization costs; and expenses of meetings of Directors and Members.

c. INCOME TAXES

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax returns its distributive share of the Fund’s taxable income or loss.

3.	MANAGEMENT FEE, INCENTIVE ALLOCATION, RELATED PARTY TRANSACTIONS AND OTHER

PWFA provides certain management and administrative services to the Fund, including, among other things, providing office space and other support services to the Fund. In consideration for such services, the Fund will pay PWFA a monthly management fee at an annual rate of 1.25% of the Fund’s net assets, excluding assets attributable to the Manager’s capital account (the “Fee”). The Fee is debited against the Members’ capital accounts, excluding the Manager. A portion of the fee will be paid by PWFA to an affiliate of OrbiMed.

PaineWebber Incorporated (“PWI”, a wholly owned subsidiary of Paine Webber Group Inc.) acts as a placement agent for the Fund, without special compensation from the Fund, and will bear its own costs associated with its activities as placement agent. Placement fees, if any, charged on contributions are debited against the contribution amounts to arrive at a net subscription amount.

The Fund may execute portfolio transactions through PWI. During the period ended June 30, 2000, PWI did not earn brokerage commissions from portfolio transactions executed on behalf of the Fund.

The increase (or decrease) in Members’ capital derived from operations (net profit) is initially allocated to the capital accounts of all Members on a pro-rata basis. At the end of the twelve month period following the admission of a Member to the Fund, and generally at the end of each fiscal year thereafter, the Manager is entitled to an incentive allocation (the “Incentive Allocation”) of 20% of the net profits, if any, that would have been credited to the Member’s capital account for such period. The Incentive Allocation will be made only with respect to net profits that exceed any net losses previously charged to the account of such Member who have not been offset by any net profits subsequently credited to the account of the Member. There was no Incentive Allocation recorded in the financial statements for the period ended June 30, 2000.

Each Director, who is not an "interested person" of the Fund, as defined by the 1940 Act, receives an annual retainer of $5,000 plus a fee for each meeting attended. Any Director who is an "interested person" does not receive any annual or other fee from the Fund. All Directors are reimbursed by the Fund for all reasonable out-of-pocket expenses incurred by them in performing their duties.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as custodian of the Fund’s assets and provides custodial services for the Fund. PFPC Trust Company entered into a service agreement whereby PNC Bank, NA provides securities clearance functions.

PFPC Inc. (also an affiliate of PNC Bank, NA) serves as Administrator and Accounting Agent to the Fund, and in that capacity provides certain accounting, record keeping, tax and member related services. PFPC Inc. receives a monthly fee primarily based upon aggregate net assets of the Fund.

4.	SECURITIES TRANSACTIONS

Aggregate purchases and sales of investment securities, for the period ended June 30, 2000, amounted to $280,592,088 and $82,286,957, respectively.

At June 30, 2000, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At June 30, 2000, accumulated net unrealized appreciation on investments was $80,241,557, consisting of $86,411,690 gross unrealized appreciation and $6,170,133 gross unrealized depreciation.

5.	SHORT-TERM BORROWINGS

The Fund has the ability to trade on margin and, in that connection, borrows funds from brokers and banks for investment purposes. Trading in equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying percentages with respect to transactions in foreign markets. The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness. The Fund pledges securities as collateral for the margin borrowings, which are maintained in a segregated account held by the Custodian. For the period ended June 30, 2000, the Fund’s average interest rate paid on borrowings was 7.18% and the average borrowings outstanding were $6,560,551. The Fund had borrowings outstanding at June 30, 2000 totaling $24,660,591.

6.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Fund may trade various financial instruments and enter into various investment activities with off-balance sheet risk. These financial instruments include forward and futures contracts, options and sales of securities sold, not yet purchased.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates.

Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized in the Statement of Assets, Liabilities and Members’ Capital.

Securities sold short, not yet purchased represents obligations of the Fund to deliver specified securities and thereby creates a liability to purchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Fund’s ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount indicated in the Statement of Assets, Liabilities and Members’ Capital. The cash due from broker is primarily related to securities sold, not yet purchased; its use is therefore restricted until the securities are purchased.

During the period ended June 30, 2000, the Fund did not trade any forward or futures contracts or options.

7.	FINANCIAL HIGHLIGHTS The following represents the ratios to average net assets and other supplemental information for the period indicated:

                                                                 PERIOD FROM          PERIOD FROM
                                                              JANUARY 1, 2000 TO  NOVEMBER 22, 1999 TO
                                                                JUNE 30, 2000       DECEMBER 31, 1999
                                                                -------------       -----------------

         Ratio of net  investment  loss to average net assets         -0.64%*             -6.11%*
         Ratio of operating expenses to average net assets             1.78%*              8.74%*
         Ratio of  operating  expenses to average net assets
           excluding interest expense                                  1.53%*              8.73%*
         Portfolio turnover rate                                      39.90%              10.94%
         Total return                                                 57.76%**             8.62%**
         Average debt ratio                                            3.40%                .28%
*	Annualized.

**	Total return assumes a purchase of a Member interest in the Fund at the beginning of the period and a sale of the Fund interest on the last day of the period noted, after incentive allocation to the Manager and does not reflect the deduction of placement fees, if any, incurred when subscribing to the Fund. Total returns for a period of less than a full year are not annualized.

8.	SUBSEQUENT EVENTS

Effective July 1, 2000, the Fund received additional Member capital contributions of $1,019,375. On August 1, 2000, the Fund received additional Member capital contributions of $3,885,432.

                                                      PW EUCALYPTUS FUND, L.L.C.
                                   SCHEDULE OF PORTFOLIO INVESTMENTS (UNAUDITED)
--------------------------------------------------------------------------------
                                                                   JUNE 30, 2000

SHARES                                                          MARKET VALUE
--------------------------------------------------------------------------------
          COMMON STOCK (108.73%)
          ----------------------
        COSMETICS & TOILETRIES(0.09%)
      945 Givaudan, Ltd. - (Switzerland) *,**                  $    288,539
                                                               ------------
          DRUG DELIVERY SYSTEMS(2.99%)
  160,000 ALZA Corp. *, (a)                                       9,460,000
                                                               ------------
          ELECTRONIC COMPONENTS - SEMICONDUCTORS(2.96%)
  203,800 Caliper Technologies Corp. *                            9,374,800
                                                               ------------
          MEDICAL - BIOMEDICAL/GENETICS(22.23%)
   92,000 Amgen, Inc. *                                           6,463,000
  169,600 ArQule, Inc. *                                          3,286,000
  360,000 Bio-Technology General Corp. *, (a)                     4,747,680
   80,000 Celera Genomics Group. *                                7,360,000
  131,000 Cell Genesys, Inc. *                                    3,668,000
  260,000 Chiron Corp. *                                         12,350,000
  135,400 Enzon, Inc. *, (a)                                      5,754,500
  160,000 Genzyme Corp. *, (a)                                    9,510,080
  155,000 LJL Biosystems, Inc. *                                  3,003,125
   37,500 MediGene AG  (Germany) *,**                             2,368,913
  285,000 Orchid Biosciences Inc. *                              10,821,165
  177,000 Repligen Corp. *                                        1,111,737
                                                               ------------
                                                                 70,444,200
                                                               ------------
          MEDICAL - DRUGS(59.85%)
  168,500 Altana AG - (Germany) **                               13,584,020
  156,000 American Home Products Corp. (a)                        9,165,000
  402,000 Banyu Pharmaceutical Co., Ltd. - (Japan) **             9,859,879
  254,000 Chugai Pharmaceutical Co., Ltd. - (Japan) **            4,813,448
  513,000 Dainippon Pharmaceutical Co., Ltd. - (Japan) **         6,856,065

    The preceeding notes are an integral part of these financial statements.

                                                      PW EUCALYPTUS FUND, L.L.C.
                                   SCHEDULE OF PORTFOLIO INVESTMENTS (UNAUDITED)
--------------------------------------------------------------------------------
                                                                   JUNE 30, 2000

SHARES                                                          MARKET VALUE
--------------------------------------------------------------------------------
          COMMON STOCK (CONTINUED)
          ------------------------
          MEDICAL - DRUGS (CONTINUED)

  275,000 Eisai Co., Ltd. - (Japan) **                         $  8,837,304
  150,000 Eli Lilly & Co.                                        14,981,250
   90,000 Forest Laboratories, Inc. *, (a)                        9,090,000
  200,000 Fujisawa Pharmaceutical Co., Ltd. - (Japan) **          8,109,526
  315,000 GelTex Pharmaceuticals, Inc. *, (a)                     6,437,970
    9,600 Novartis AG (Switzerland) **                           15,255,150
  650,000 Orphan Medical, Inc. *                                  6,297,200
  196,600 PathoGenesis Corp. *                                    5,111,600
  302,500 Pfizer, Inc.                                           14,520,000
  230,000 Pharmacia Corp.                                        11,888,240
  162,000 Pharmacopeia, Inc. *                                    7,512,750
      945 Roche Holding AG - Genussschein - (Switzerland) **      9,228,584
  260,000 Sanofi-Synthelabo SA - (France) , **                   12,436,733
    8,630 Serono SA (Switzerland) **                              7,217,760
  444,000 Shionogi & Co., Ltd. - (Japan) **                       8,456,024
                                                               ------------
                                                                189,658,503
                                                               ------------
          MEDICAL - PRODUCTS(1.86%)
      318 Serum & Impfinstitut Bern AG - (Switzerland) **         5,905,910
                                                               ------------
          MEDICAL - GENERIC DRUGS(2.71%)
  160,000 Watson Pharmaceuticals, Inc. *                          8,600,000
                                                               ------------
          THERAPEUTICS(16.04%)
   32,000 Abgenix, Inc. *                                         3,835,488
  290,000 Cell Therapeutics, Inc. *, (a)                          8,881,250
   81,000 COR Therapeutics, Inc. *                                6,910,353
  117,000 Gilead Sciences, Inc. *, (a)                            8,321,625
  422,859 Insmed Inc. *                                           1,374,291
  190,400 NPS Pharmaceuticals, Inc. *                             5,093,200
  130,000 PRAECIS Pharmaceuticals, Inc. *                         3,623,750

    The preceeding notes are an integral part of these financial statements.

                                                      PW EUCALYPTUS FUND, L.L.C.
                                   SCHEDULE OF PORTFOLIO INVESTMENTS (UNAUDITED)
--------------------------------------------------------------------------------
                                                                   JUNE 30, 2000

SHARES                                                          MARKET VALUE
--------------------------------------------------------------------------------
          COMMON STOCK (CONTINUED)
          ------------------------
          THERAPEUTICS (CONTINUED)

  102,000 SangStat Medical Corp. *                             $  2,945,250
  334,000 Tularik, Inc. *                                         9,853,000
                                                               ------------
                                                                 50,838,207
                                                               ------------
          TOTAL COMMON STOCK (COST $262,983,675)                344,570,159
                                                               ------------

          PREFERRED STOCK (0.13%)
          -----------------------
          MEDICAL - BIOMEDICAL/GENETICS(0.13%)
  148,000 Ciphergen Biosystems, Inc. *                              407,000
                                                               ------------
          TOTAL PREFERRED STOCK (COST $407,000)                     407,000
                                                               ------------

          WARRANTS (0.04%)
          ----------------
          THERAPEUTICS(0.04%)
  148,029 Insmed, Inc., $2.25, May 31, 2005                         125,825
                                                               ------------
          TOTAL WARRANTS (COST $15,099)                             125,825
                                                               ------------

          SECURITIES SOLD, NOT YET PURCHASED((5.81)%)
          -------------------------------------------
          MEDICAL - BIOMEDICAL/GENETICS((3.40)%)

   23,850 EntreMed, Inc. *                                         (714,021)
   55,100 Enzo Biochem, Inc. *                                   (3,801,900)
  275,000 Genelabs Technologies, Inc. *                          (1,117,325)
  100,000 Maxim Pharmaceuticals, Inc. *                          (5,137,500)
                                                               ------------
                                                                (10,770,746)
                                                               ------------

    The preceeding notes are an integral part of these financial statements.

                                                      PW EUCALYPTUS FUND, L.L.C.
                                   SCHEDULE OF PORTFOLIO INVESTMENTS (UNAUDITED)
--------------------------------------------------------------------------------
                                                                   JUNE 30, 2000

SHARES                                                          MARKET VALUE
--------------------------------------------------------------------------------

          SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)
          ----------------------------------------------
          MEDICAL - DRUGS((0.37)%)
  116,500 OXiGENE, Inc. *                                      $ (1,165,000)
                                                               ------------
          THERAPEUTICS((2.04)%)
  222,600 Amylin Pharmaceuticals, Inc. *                         (3,380,849)
  193,900 Isis Pharmaceuticals, Inc. *                           (2,811,550)
   25,800 NeoTherapeutics, Inc. *                                  (275,751)
                                                               ------------
                                                                 (6,468,150)
                                                               ------------
          TOTAL SECURITIES SOLD, NOT YET PURCHASED
            (PROCEEDS $(16,948,243)                             (18,403,896)
                                                               ------------
          TOTAL INVESTMENTS--103.09%  (COST $246,457,531)       326,699,088
                                                               ------------
          LIABILITIES IN EXCESS OF ASSETS--(3.09%)               (9,778,886)
                                                               ------------
          TOTAL NET ASSETS--100.0%                             $316,920,202
                                                               ============

(a)  Partially or wholly held ($71,601,355) in a pledged account by the
     Custodian as collateral for securities sold, not yet purchased.
*    Non-income producing security
**   Foreign Security Market value quoted in U.S. dollars at prevailing exchange rates.

    The preceeding notes are an integral part of these financial statements.
Exhibit C

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Interests

in

PW EUCALYPTUS FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated November 13, 2000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
TUESDAY, DECEMBER 12, 2000, UNLESS THE
OFFER IS EXTENDED.

Complete The Last Page Of This Letter Of Transmittal And Return
Or Deliver In The Enclosed Postage-Paid Envelope To:

PW Eucalyptus Fund, L.L.C.
c/o PFPC Inc.
P.O. Box 857
Claymont, DE 19703

Attn: Chryssa Kasparian

For additional information:
Phone:   (877) 431-1973
Fax:       (302) 791-2241
             (302) 791-2386

Ladies and Gentlemen:

          The undersigned hereby tenders to PW Eucalyptus Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated November 13, 2000 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

          The undersigned hereby sells to the Fund the limited liability company interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the limited liability company interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

           The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the limited liability company interest in the Fund or portions thereof tendered hereby.

           The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, PFPC Inc., to receive any Letter of Transmittal or other document.

           Payment of the cash portion of the purchase price for the limited liability company interest in the Fund or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned by wire transfer to the undersigned's brokerage account at PaineWebber Incorporated ("PaineWebber") if such investor has a PaineWebber account. (The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to an investor's brokerage account, upon a withdrawal of such cash payment from such account, PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) If such investor does not have a PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records. A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be held for such investor by PFPC. (Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at PaineWebber if such investor has a PaineWebber account, and, upon a withdrawal of such contingent payment from such account, PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of December 31, 2000, of the limited liability company interest or portion thereof tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2000, which is anticipated to be completed not later than 60 days after the Fund's fiscal year end, and will be paid in cash within ten days thereafter, or on such earlier date as the Fund's Directors may determine.

           All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

If you do not want to sell your limited liability company interest at this time, please disregard this notice. This is simply notification of the Fund’s tender offer. If you choose to tender, you are responsible for confirming that PFPC Inc. has received your documents.

Please fax or mail (this page only) in the enclosed postage-paid envelope to:

          PW Eucalyptus Fund, L.L.C.
          c/o PFPC Inc.
          P.O. Box 857
          Claymont, DE 19703
          Attn: Chryssa Kasparian

For additional information:
          Phone:   (877) 431-1973
          Fax:        (302) 791-2241
                          (302) 791-2386

Part 1. Name:

Name of Investor:____________________________________________________________

SS# or Taxpayer ID #:____________________   Phone #:_________________________

PaineWebber Brokerage Account #: __________________   Date: _________________

Part 2. Amount of Fund Interest in the Fund to be Tendered:

|_|  Entire limited liability company interest.

|_|  Portion of limited liability company interest expressed as a specific dollar value. $_____________________ Subject to maintenance of a minimum limited liability company interest equal to $125,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential
     Memorandum), net of the Incentive Allocation (the "Required Minimum
     Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund reserves the right to reduce the amount to be purchased from the undersigned so that the Required
     Minimum Balance is maintained.

Part 3. Signature(s):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:        ____________________________________________________________
                  (Signature of Owner(s) Exactly as Appeared on Investor
                                       Application)

Print Name of Investor:   ____________________________________________________

Joint Tenant Signature:   ____________________________________________________
(If joint tenants,          (Signature of Owner(s) Exactly as Appeared on
both must sign.)                           Investor Application)

Print Name of Joint Tenant:  _________________________________________________

FOR OTHER INVESTORS:

Print Name of Investor:     __________________________________________________

Signature:                  __________________________________________________
                            (Signature of Owner(s) Exactly as Appeared on
                                           Investor Application)

Print Name of Signatory and Title:____________________________________________

Co-Signatory if necessary:   __________________________________________________
                             (Signature of Owner(s) Exactly as Appeared on
                                            Investor Application)

Print Name and Title of Co-Signatory: _________________________________________

Exhibit D

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

PW EUCALYPTUS FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated November 13, 2000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
TUESDAY, DECEMBER 12, 2000, UNLESS THE
OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Return Or Deliver To:

PW Eucalyptus Fund, L.L.C.
c/o PFPC Inc.
P.O. Box 857
Claymont, DE 19703

Attn: Chryssa Kasparian

For additional information:
Phone:   (877) 431-1973
Fax:       (302) 791-2241
             (302) 791-2386

You are responsible for confirming that this Notice is received by PFPC Inc.

Ladies and Gentlemen:

          Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal dated __________________.

Such tender was in the amount of: $______________

PaineWebber Brokerage Account: #______________

Date: _______________

Signature(s).

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:        ____________________________________________________________
                  (Signature of Owner(s) Exactly as Appeared on Investor
                                       Application)

Print Name of Investor:   ____________________________________________________

Joint Tenant Signature:   ____________________________________________________
(If joint tenants,          (Signature of Owner(s) Exactly as Appeared on
both must sign.)                           Investor Application)

Print Name of Joint Tenant:  _________________________________________________

FOR OTHER INVESTORS:

Print Name of Investor:     __________________________________________________

Signature:                  __________________________________________________
                            (Signature of Owner(s) Exactly as Appeared on
                                           Investor Application)

Print Name of Signatory and Title:____________________________________________

Co-Signatory if necessary:   _________________________________________________
                             (Signature of Owner(s) Exactly as Appeared on
                                            Investor Application)

Print Name and Title of
Co-Signatory:                _________________________________________________

Exhibit E

Forms of Letters dated January 10, 2001 from the Fund
to Investors in connection with acceptance of offers of tender

This letter is being sent to you if you tendered your entire interest in the Fund.

January 10, 2001

Dear Investor:

PW Eucalyptus Fund, L.L.C. (the “Fund”) has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

Since you have tendered your entire investment, you have been paid 95% of the amount requested, in accordance with the terms of the tender offer. The funds were wired directly into your PaineWebber brokerage account if you have a PaineWebber account. If you do not have a PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund’s records.

The remaining 5% of the amount requested is a contingent portion of the repurchased interest and is valued based on the unaudited estimated net asset value of the Fund as of December 31, 2000, and is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion, together with interest, will be paid (subject to audit adjustment) within ten days after the conclusion of the 2000 year-end audit, or on such earlier date as the Fund’s Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2001.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (877) 431-1973.

Sincerely,

PW Eucalyptus Fund, L.L.C.

Enclosure

This letter is being sent to you if you tendered a portion of your interest in the Fund.

January 10, 2001

Dear Investor:

PW Eucalyptus Fund, L.L.C. (the “Fund”) has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were wired directly into your PaineWebber brokerage account if you have a PaineWebber account. If you do not have a PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund’s records. You remain an investor with respect to the interest that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (877) 431-1973.

Sincerely,

PW Eucalyptus Fund, L.L.C.

Enclosure